May 26, 2006

VIA EDGAR

Mr. Steven Jacobs

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Friedman, Billings, Ramsey Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 000-50230

Dear Mr. Jacobs:

As Senior Vice President and Chief Financial Officer of Friedman, Billings, Ramsey Group, Inc., a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 24, 2006.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Principal Investing

Non-conforming Mortgage Loans, page 69

1.	We understand from your risk factor disclosures that residential non-conforming mortgage loans originated through First NLC included features that generally increase the credit risk associated with such loans. In order to provide a more complete picture of the credit risk associated with your portfolio, in future filings, please provide a disaggregated analysis of your residential mortgage loan products, summarize your risk mitigation activities used to reduce your exposure

Mr. Steven Jacobs

May 26, 2006

to this credit risk and disclose trends related to changes in the mix of your portfolio that are reasonably likely to have a material favorable or unfavorable impact on net interest income. Refer to the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance for disclosure examples.

RESPONSE: The Company acknowledges the Staff’s comment and undertakes to supplement its disclosure in future filings.

Critical Accounting Policies

Provision for Loan Losses, page 92

2.	Your disclosure here and in your business section should describe your accounting policy for determining the amount of the allowance in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied. In future filings, please revise to provide a more robust discussion of the different elements in your allowance, the amount of each element and how you applied your methodology in determining the amount of each specific element. For example only, the elements described may include losses based upon specific evaluations of known losses on individual loans and estimated unidentified losses on pools or groups of graded loans. If your loans are grouped by pool to estimate unidentified probable losses, you should disclose the basis for those groupings and describe the methods you use for determining appropriate loss factors to be applied.

RESPONSE: The Company acknowledges the Staff’s comment and undertakes to supplement its disclosure in future filings.

Financial Statements and Notes

Note 2, Summary of Significant Accounting Policies

Mortgage Loans and Securitizations, page F-11

3.	Please revise your disclosure in future filings to further explain how you determine which loans are initially recorded as held for sale or are later reclassified as held for sale. In addition, please reconcile, here or in Note 4, the changes in loans held for sale with the amounts reported in your consolidated statement of cash flows. Please show us how you will revise your disclosure in future filings.

RESPONSE: The Company will revise its disclosures in Note 2 under Mortgage Loans and Securitizations on page F-11 to further explain how we determine which loans are initially recorded as held for sale or are later reclassified as held for sale. Please note the following proposed revision of our disclosure:

Mortgage Loans and Securitizations

Mortgage loans originated by First NLC and other purchased loans that the Company intends to sell to third parties are classified as held for sale and are carried at the lower of cost or market value.

Mr. Steven Jacobs

May 26, 2006

Mortgage loans purchased by MHC from third parties and loans originated by First NLC that the Company intends to hold for investment in its REIT portfolio are classified as held for investment and carried at amortized cost basis. If a determination is made, based on changes to the Company’s investment strategy, to sell a loan classified as held for investment, the loan will be reclassified to held for sale and carried at the lower of cost or market value.

Please note the following reconciliation of changes in loans held for sale with the amounts reported in our consolidated statement of cash flows:

Operating activities:
Origination and purchases of loans held for sale, net of fees	$(5,020,507)
Cost basis on sale and principal repayments of loans held for sale	4,451,045
Loan provisions (loans held for sale component only)	19,884
Cost basis of loans transferred to residual interest in securitization and mortgage servicing rights	20,754	(1)

Other reconciling items not included in operating activities:
Loans acquired in connection with purchase of First NLC Financial Services, LLC	(508,443	)(2)
Loans acquired in First NLC acquisition, designated by the Company as loans held for investment	428,781	(3)
Purchases and originations of Loans Held for Investment (subsequently reclassified to loans held for sale)	(355,321	)(3)

	$(963,807)
Loans Held for Sale (December 31, 2005 balance sheet)	$963,807

Variance	$—

(1)	See Note 15. Supplemental Cash Flow Information—Non-cash Transactions (F-44)
(2)	See Note 3. First NLC Financial Services, LLC (F-18 thru F-19)
(3)	Currently not disclosed in the Company’s financial statements.

Mr. Steven Jacobs

May 26, 2006

The Company proposes to expand and clarify its disclosures to explicitly note loan reclassifications. We believe that providing such disclosures, along with the information provided in the statement of cash flows, would provide a reader of the financial statements with the ability to assess the Company’s operating and investing loan activities and their effects on the related asset balances.

Note 12, Shareholders’ Equity

Restricted Stock, page F-39

4.	The value of restricted stock granted during the year and change in deferred compensation suggests that compensation expense related to restricted stock was approximately $36.8 million compared to $13.9 million disclosed here. Please advise us, and in future filings clarify your disclosure, to clearly explain the changes in deferred compensation since this is not readily apparent from your disclosure. In addition, please clarify the restrictions and the vesting period over which such restrictions lapse. Please show us how you will revise your disclosure in future filings.

RESPONSE: The Company grants shares of restricted Class A common stock for various purposes under the Company’s Stock and Annual Incentive Plans, including shares issued for future performance and shares issued for past performance, as discussed below. Employees vest ratably in the shares over a three to four year period or cliff-vest after two to three years.

From time to time the Company awards restricted stock for incentive and retention purposes that are for future service. These unvested shares are held by the Company during the vesting period and recorded as deferred compensation in the Company’s financial statements.

The Company may also award shares of restricted stock for past service in settlement of accrued incentive compensation accrued under the Company’s established variable compensation programs. In March 2005, the Company created an irrevocable trust to hold shares of restricted stock granted to employees for such past service. Once the shares are placed in the trust, the Company has no interest, residual or otherwise, in the shares and all shares are required to be distributed to employees. Accordingly, these shares issued for past performance reduce accrued compensation balances on the Company’s financial statements.

As disclosed in Note 12 to the Company’s 2005 financial statements, the Company granted 765,242 shares of restricted stock for incentive compensation earned during 2004 and 2005. These shares, as well as any shares previously granted for past service, were placed in the

Mr. Steven Jacobs

May 26, 2006

irrevocable trust and recorded as a reduction to the related compensation accruals. In addition, the Company issued 1,349,263 shares of restricted stock that is accounted for as deferred compensation in the Company’s consolidated balance sheet in shareholders’ equity.

The Company acknowledges the Staff’s comment and undertakes to expand and clarify its disclosure of restricted stock grants in future filings to distinguish between those shares granted for past performance and those that are for future service and accounted for as deferred compensation.

Please note the following template of our revised disclosure, as included on pages 23 and 24 of our March 31, 2006 Form 10-Q:

Restricted Stock

The Company grants restricted common shares to employees that vest ratably over a three to four year period or cliff-vest after two to three years for various purposes based on continued employment over these specified periods. During the three months ended March 31, 2006 and 2005, the Company granted 538,098 shares and 872,043 shares, respectively, of such restricted Class A common stock at weighted average share prices of $9.81 per share and $18.92 per share, respectively. As of March 31, 2006 and December 31, 2005, a total of 2,060,061 and 2,038,340, respectively, shares of such restricted Class A common stock with an unamortized value of $17,467 and $15,602, respectively, is included in deferred compensation in shareholders’ equity. A summary of these unvested restricted stock awards as of March 31, 2006, and changes during the three months then ended is presented below:

	Number of Shares	Weighted- average Grant-date Fair Value	Weighted- average Remaining Vesting Period
Nonvested as of December 31, 2005	2,038,340	$16.40
Granted	538,098	$9.81
Vested	(513,877)	$13.81
Cancelled	(2,500)	$26.75

Nonvested as of March 31, 2006	2,060,061	$15.54	2.1

For the three months ended March 31, 2006 and 2005, the Company recognized $3,267 and $3,359, respectively, of compensation expense related to this restricted stock.

Mr. Steven Jacobs

May 26, 2006

In addition, as part of the Company’s settlement of incentive compensation earned for past service under the Company’s variable compensation programs, employees may receive restricted Class A common stock in lieu of cash payments. These restricted Class A common stock shares are issued to an irrevocable trust and are not returnable to the Company. The Company issued 512,853 and 536,169 shares of restricted common stock valued at $5,679 and $9,978, respectively, to the trust for the three months ended March 31, 2006 and 2005, respectively, in settlement of such accrued incentive compensation.

The Company also plans to include a table in its future filings, as illustrated below, that provides a rollforward of restricted shares issued to, and distributed from, the trust.

	Number of Shares	Weighted- average Share Issue- date Fair Value
Trust shares as of December 31, 2004	—
Shares transferred to trust	452,856	$26.62
Shares issued to trust	765,242	$16.34
Shares distributed from trust	(19,784)	$22.37

Trust shares as of December 31, 2005	1,198,314	$20.12
Shares issued to trust	512,853	$11.07
Shares distributed from trust	(188,252)	$19.40

Trust shares as of March 31, 2006	1,522,915	$17.17

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (703) 312-9647.

Very truly yours,

/s/ Kurt R. Harrington
Kurt R. Harrington
Senior Vice President and Chief Financial Officer

cc:	Josh Forgione
Daniel M. LeBey